November 13, 2020

VIA E-mail

Thaddeus Leszczynski, Esq.
Compliance Solutions Associates LLC
126 Indian Hill Road
P.O. Box 918
Bedford, NY 10506

         Re: Uncommon Investment Funds Trust
             File Nos.  333-249503, 811-23464

Dear Mr. Leszczynsk:

          On October 15, 2020, you filed a registration statement on Form N-1A on behalf of the
Uncommon Investment Funds Trust (the    Trust   ) in connection with the
Uncommon Generosity
50 Equity ETF, the Uncommon Portfolio Design Core Equity ETF, the Uncommon Promethos
International Social Values ETF, the Uncommon Promethos Global Climate Resilience ETF, and
the Uncommon Promethos Global Social Justice ETF (collectively, the    Funds
). We reviewed
the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                     LEGAL COMMENTS

                                        Declaration of Trust

    1. The staff notes that Article VII, Section 4 of the Declaration of Trust limits shareholders ability to bring derivative claims. Revise this provision to carve out any claims arising under the federal securities laws and disclose the provision and related risks in the
       Prospectus.

    2. The staff notes that Article VII, Section 5 of the Declaration of Trust contains exclusive forum requirements, as well as a jury trial waiver. Please disclose these provisions and the related risks in the Prospectus.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 2

                                            Cover Page

   3. The    33 Act filing number is not correct on this page. Please provide the correct '33 Act
      filing number in the pre-effective amendment.

                              Prospectus   Comments for All Funds

   4. Please confirm that there are no fee waiver/reimbursement arrangements.

   5. ETF Risks   Please confirm whether securities underlying the ETF are
traded outside of a
      collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for
      the ETF   s shares. In addition, please note that this could in turn lead to differences
      between the market price of the ETF   s shares and the underlying value
of those shares.

   6. ETF Risks   Please disclose that purchases and redemptions of creation units primarily
      with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-
      kind. In addition, please disclose that these costs could be imposed on the ETF, and thus
      decrease the ETF   s net asset value, to the extent that the costs are
not offset by a
      transaction fee payable by an authorized participant.

   7. Under Item 6(c) of Form N-1A, please "[s]pecify the number of shares that the Fund will issue (or redeem) in exchange for the deposit or delivery of basket assets . . . ."

   8. We note that the principal risks in Item 9 appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect
each fund   s net asset
      value, yield and total return. Please note that after listing the most significant risks to the
      Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal
      Risks Disclosure.

   9. In Item 9 Principal Risks, industry concentration risk and concentration risk appear duplicative. Please eliminate one or explain why they should both remain.

   10. Under Item 10(a)(2) of Form N-1A, please clarify Paul Knipping's business experience during the last 5 years.

   11. How to Buy and Sell Shares   Please provide the size of creation units
as soon as it is
       available.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 3

                      Prospectus   Uncommon Generosity 50 Equity ETF

   12. Page 6 of the index methodology states that the index contains a minimum of 45 issuers.
       Please disclose this fact in the prospectus, as well as the circumstances under which the
       Generosity 50 Index would only contain 45 issuers.

   13. Per the index methodology, please disclose that corporate giving receives higher weighting in security selection.

   14. Please provide clear explanation of allocations within the Generosity 50, including information on sector allocations.

   15. The Principal Investment Strategies leaves the impression that the only data used in calculating the Generosity 50 comes from JUST Capital Foundation, Inc. Per the methodology, please clarify that the Fund uses data in addition to data supplied by JUST.

   16. Page 3 of the methodology does not utilize a 5% threshold for predatory lending practices while the Prospectus does. Please reconcile the two descriptions.

   17. If the Fund uses derivatives to gain exposure to the index, please disclose this strategy with specificity.

   18. Please disclose how and when the Fund rebalances in response to the quarterly reconstitution of the index.

   19. Please disclose the annual reconstitution process described in the methodology.

   20. Please disclose the primary performance benchmark in the prospectus.

   21. Please file the licensing agreement between the Uncommon Giving Corporation and the
       JUST Capital Foundation, Inc. as it is a material contract under Item 28(h) of Form N-
       1A.

                  Prospectus   Uncommon Portfolio Design Core Equity ETF

   22. Please confirm that acquired fund fees and expenses are not anticipated to exceed 0.01 percent of average net assets of the Fund. If acquired fund fees and expenses will exceed
       0.01, then please revise the fee table to note as such per Item 3, instruction 3(f)(i) of Form
       N-1A.

   23. Does the Fund plan to invest principally in derivatives to hedge any foreign currency risk? If so, disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 4

       objectives and that it anticipates will have a significant effect on its performance.
       Disclosure should not be generic risks associated with each derivative type. See Barry
       Miller letter to ICI, July 30, 2010. Please note that this comment applies to other sections
       of the prospectus   in particular, the Uncommon Promethos International
Social Values
       ETF, the Uncommon Promethos Global Climate Change Resilience ETF, and the
       Uncommon Promethos Global Social Justice ETF.

   24. Does the Fund intend to lend securities as a principal investment strategy? If so, please disclose this fact along with any related risks.

   25. ETF Risks   Please disclose that, where all or a portion of the ETF   s
underlying
       securities trade in a market that is closed when the market in which the
ETF   s shares are
       listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the
ETF   s domestic
       trading day. In addition, please note that this in turn could lead to differences between
       the market price of the ETF   s shares and the underlying value of those
shares. Please
       note that this comment applies to other sections of the prospectus   in
particular, the
       Uncommon Promethos International Social Values ETF, the Uncommon
Promethos
       Global Climate Change Resilience ETF, and the Uncommon Promethos Global Social
       Justice ETF.

   26. Master Limited Partnership Risk   Please include the following as a part
of Master
       Limited Partnership Risk: Tax risk disclosure: If the Fund retains an investment until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates. Disclose that shareholders may receive a corrected 1099. Additionally, if the Fund invests in an equity MLP, confirm if that includes GP interests in the MLP.

             Prospectus   Uncommon Promethos International Social Values ETF

   27. Principal Investment Strategies   Please disclose and clarify how the
factors listed in the
       first paragraph of the principle investment strategies (protection of human life, etc.)
       integrate with the Fund's 80% investment in companies outside the United States that promote Social Values. Are companies that meet the exclusionary threshold presumed to meet the Social Values requirement?

   28. Principal Investment Strategies   Please disclose and explain how the
factors from the
       first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later
described    ESG practices
       and procedures?    If different, please specifically describe the    ESG
practices and
       procedures    considered. Also, if different, please disclose how the
first paragraph factors
       and the ESG factors integrate into the sub-advisor's analysis.

   29. Principal Investment Strategies   Please disclose the specific criteria
the Fund uses to
       determine that an investment is economically tied to countries outside the U.S.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 5

   30. Principal Investment Strategies   Please disclose the method used for
determining if a
       country is an emerging market. Please note that this comment applies to other sections of
       the prospectus that contain similar disclosure   in particular, the
Uncommon Promethos
       Global Climate Resilience ETF and the Uncommon Promethos Social Justice ETF.

   31. Principal Investment Strategies   Explain whether the sub-advisor's
analysis is applied to
       every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

   32. Principal Investment Strategies/Risks   It appears that the Fund intends
to use one or
       multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also, consider any related principal risks to the
Fund   s use of third
       party data providers, since the criteria used by providers can differ significantly.

   33. Principal Investment Risks   Although the principal risks do not appear
to be in
       alphabetical order, the section includes the following sentence:    They
are presented in
       alphabetical order to facilitate finding particular risks and comparing them with those of
       other funds.    Please remove this sentence. Please also confirm that
the risks are
       prioritized for those most likely to adversely affect the Fund   s net
asset value, yield and
       total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks
       Disclosure.

   34. Principal Investment Risks   Given that the sub-advisor anticipates a
high active share
       portfolio,    please disclose a high portfolio turnover risk, or explain why one is not
       necessary.

              Prospectus   Uncommon Promethos Global Climate Resilience ETF

   35. Principal Investment Strategies   Please disclose and clarify how the
factors listed in the
       first paragraph (greenhouse gas emissions, etc.) of the principle investment strategies integrate with the Fund's 80% investment in companies dedicated to mitigating climate change and ecological damage.

   36. Principal Investment Strategies   Please disclose and explain how the
factors from the
       first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later
described    ESG practices
       and procedures?    If different, please specifically describe the    ESG
practices and
       procedures    considered. Also, if different, please disclose how the
first paragraph factors
       and the ESG factors integrate into the sub-advisor's analysis.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 6

   37. Principal Investment Strategies   The Fund   s name includes the term
global.    Please
       expressly describe how the Fund will    invest [its] assets in
investments that are tied
       economically to a number of countries throughout the world.    See
Investment Company
       Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17,
2001). For
       example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

   38. Principal Investment Strategies   Please disclose the specific criteria
the Fund uses to
       determine that an investment is economically tied to countries outside the U.S.

   39. Principal Investment Strategies   Explain whether the sub-advisor's
analysis is applied to
       every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

   40. Principal Investment Strategies/Risks   It appears that the Fund intends
to use one or
       multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also consider any related principal risks to the
Fund   s use of third
       party data providers, since the criteria used by providers can differ significantly.

   41. Principal Investment Risks   Given that the sub-advisor anticipates a
high active share
       portfolio,    please disclose a high portfolio turnover risk, or explain why one is not
       necessary.

                Prospectus   Uncommon Promethos Global Social Justice ETF

   42. Principal Investment Strategies   Please disclose and clarify how the
factors listed in the
       first paragraph of the principle investment strategies (dedicated policies, products, and services that mitigate and tackle climate change and ecological damage, etc.) integrate with the Fund's 80% investment policy. Are companies that meet the exclusionary threshold (5% gross revenues from exclusionary activities) presumed to meet any social justice requirement?

   43. Principal Investment Strategies   In addition, please disclose and
explain how the factors
       from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later
described    ESG practices
       and procedures?    If different, please specifically describe the    ESG
practices and
       procedures    considered. Also, if different, please disclose how the
first paragraph factors
       and the ESG factors integrate into the sub-advisor's analysis.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 7

   44. Principal Investment Strategies   Please explain why the list of
exclusions is not
       exhaustive. Based on your response, we may have further comments.

   45. Principal Investment Strategies   The Fund   s name includes the term
global.    Please
       expressly describe how the Fund will    invest [its] assets in
investments that are tied
       economically to a number of countries throughout the world.    See
Investment Company
       Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17,
2001). For
       example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

   46. Principal Investment Strategies   Please disclose the specific criteria
the Fund uses to
       determine that an investment is economically tied to countries outside the U.S.

   47. Principal Investment Strategies   The Fund   s name includes the words
 Social Justice.
       The staff believes these words suggest a type of investment, and, therefore, the Fund
       should include an 80% names rule policy that covers    Social Justice.


   48. Principal Investment Strategies   It appears that the Fund intends to
use one or multiple
       third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers criteria/methodology in the principal strategies. Please explain how proprietary data, if
       any, is integrated. Also consider any related principal risks to the
Fund   s use of third
       party data providers, since the criteria used by providers can differ significantly.

   49. Principal Investment Strategies   Explain whether the sub-advisor's
analysis is applied to
       every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

   50. Principal Investment Strategies   The paragraph that starts,    The Fund
expects that, from
       time to time . . .    is repetitive. Please eliminate this paragraph or
the previous paragraph
       in this section that provides the same information.

                             Statement of Additional Information


   51. Investment Practices, Securities and Related Risks   With regard to
investments in
       emerging market securities on page 57, the prospectus notes that the Climate and Social
       Justice Funds may invest up to 10 percent in emerging markets. In light of this, please
       explain why the Climate and Social Justice Funds are marked as    NA
for emerging
       market securities in the chart.
   52. Please provide all required information on independent trustees when available.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 8


   53. Please correct footnote 2 on page 64 to note that there are five series in the Trust.

   54. Please revise    Since Inception    on page 64 and 65 to the year to
which the Trust is
       referring.

   55. On pages 64 and 65, under Item 17(a)(1) of Form N-1A, please provide ages for Eric
       Rubin, Brian Curley, and Jesse Hallee.

   56. Control Persons and Principal Holders of Securities   Upon sale of
shares of the Funds,
       please ensure that required information regarding principal holders appears in the SAI under Item 18(b) of Form N-1A.

   57. Investment Advisory and Other Services   On page 68, the Trust states,
 The Trust has
       filed an application for an exemptive order with the SEC to permit the Trust and the
       Adviser to operate under    manager of managers    structure.    The
staff recently searched
       for this exemptive application, but one does not appear to have been filed. When does the Trust intend to file the aforementioned exemptive application?

   58. Investment Advisory and Other Services   On pages 68 and 69, for
Investment Research
       Partners LLC and Promethos Capital, LLC, please provide all required information under
       Item 19(a)(1) of Form N-1A (i.e. the name of any person who controls the Adviser, the basis of the person's control, the general nature of the person's business, and if material, the business history of any organization that controls the Adviser).

   59. Proxy Voting Policy and Procedures   The Funds should disclose, where
appropriate,
       how the Funds will approach relevant ESG proxy issues for their portfolio companies.
       Alternatively, the Funds should explain in correspondence why such disclosure is not required.

                                  Part C     Other Information
   60. Is a party other than the Funds    sponsor or one of its affiliates
providing the Funds    initial
       (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Funds.

                                ACCOUNTING COMMENTS

   1. Please file the investment advisory agreement.

   2. Please describe if the agreements to be filed with the Commission as they relate to the management fees contain provisions whereby the Funds are contractually obligated to pay service providers.
 Thaddeus Leszczynsk, Esq.
Uncommon Investment Funds Trust
Page 9

      3. The Independent Registered Public Accounting Firm is named as CohnResnick LLP.
         Please confirm this is accurate or if this a typographical error.

      4. Please confirm compliance with Section 14(a)(3) of the Investment Company Act of
         1940.

                                                Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

           Should you have any questions regarding this letter, please contact me at (202) 551-
6197.

                                                      Sincerely,
                                                      /s/ Ryan Sutcliffe
                                                      Staff Attorney

cc:      Vincent DiStefano, Branch Chief
         Christian Sandoe, Assistant Director